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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May 2007

Commission File Number: 0-30150

----------------------------------------------------

(Translation of registrant's name into English)

24th Floor - 1111 W. Georgia Street, Vancouver, B.C. V6E 4M3

-------------------------------------------------------------------------------------------------

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [ X ]	Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [  ]                                                                 No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Documents Included as Part of this Report

Exhibit No.	Document
1	News Release dated May 1, 2007
2	Material Change Report dated May 1, 2007

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 1, 2007	BUFFALO GOLD LTD. By: Damien Reynolds --------------------------------------- Name: Damien Reynolds, Title: Chairman of the Board

24TH Floor - 1111 W. Georgia St.

Vancouver, BC, Canada V6E 4M3

Phone: 604.685.5492 Fax: 604.685.2536

www.buffalogold.ca

Trading Symbol:  TSXV – BUF.U

OTC\BB – BYBUF

FWB – B4K

BUFFALO GOLD REPORTS ADDITIONAL GOLD INTERSECTIONS AT MT. KARE

Applies for Further Exploration Licenses

Vancouver, B.C., May 1, 2007 – Buffalo Gold Ltd. (TSX-V: BUF.U; OTC-BB: BYBUF; FWB: B4K) is pleased to report assay results from its drill program at the Mt. Kare gold project, including:

●

22.5 metres of 3.34 g/t gold in hole MK07-92

▪

Including 13.9 metres of 4.95 g/t gold

●

27.5 metres of 5.40 g/t gold in hole MK07-97

▪

Including 11.0 metres of 12.73 g/t gold

●

6.0 metres of 55.95 g/t gold in hole MK07-103

▪

Including 1.5 metres of 222 g/t gold

So far this year Buffalo has drilled 4711 metres in nineteen holes, as part of the $11.4 million on-going exploration program at Mt. Kare to test objectives both in the vicinity of known mineralization and at existing targets.  Significant results received to date are summarized below in Table 1.

Hole MK07-90 targeted an untested area of the Southern Western Roscoelite Zone (SWRZ) and intersected 1.59 g/t gold reported over 74 metres including 28 metres of 2.53 g/t gold starting at a depth of 88 metres.   On the eastern flank of the SWRZ, holes MK07-91 and MK07-97 encountered mainly patchy mineralization near surface but significant intersections of gold occurred at depth, most notably 27.5 metres of 5.40 g/t gold including 11 metres of 12.73 g/t gold, starting at 219 metres depth.    MK07-96 also tested the eastern flank of the SWRZ and intersected significant mineralization below 123 m, including 33.0 metres of 1.76 g/t gold.  This hole was abandoned at 208 metres due to problems with the drill.   Hole MK07-99 was an infill hole drilled in the southern portion of the SWRZ.  Mineralization was encountered in this hole, including 17.2 metres of 0.95 g/t gold.

MK06-92 is an infill hole in the southern Central Zone that intersected 22.5 metres of 3.34 g/t gold at a starting depth of just over 200 metres.  The hole was stopped prematurely due to problems with the drill rig.  MK07-95 lies to the east and was drilled to test the eastern extension of historical hole MK00-239.

Additional infill drilling in the Northern Western Roscoelite Zone (NWRZ) included holes MK07-93, aimed at the down-dip extension of the NWRZ, and MK07-94 that intersected 53.9 metres of 1.20 g/t gold at a shallow depth of 54 metres.   The eastern extension of the NWRZ was tested in hole MK07-98, down-dip from MK06-73.  Mineralization was encountered at depth, including 17 metres of 1.19 g/t gold at 237 metres.  Hole MK07-100 was drilled to test for a possible northern extension of the NWRZ at depth but no significant intersections were returned.

A possible down-plunge extension of the Black Zone towards the C9 Zone was tested in hole MK07-101.   Below 170 metres the hole intersected a sequence of strongly mineralized zones of brecciated intrusive and sandstone hosted semi massive to massive pyrite veining/disseminations, rare chalcopyrite-sphalerite-galena and antimony sulphide veins and fractures.   Analysis of the hole returned 81 metres of 1.26 g/t gold and 4.68 g/t silver including 10 metres of 4.85 g/t gold and 21.12 g/t silver.   Hole MK07-102 was testing the same area and encountered very high grade gold at approximately 100 metres depth, returning a 6 metre intersection of 55.95 g/t gold and 105.68 g/t silver, including 1.5 metres of 222.0 g/t gold and 385 g/t silver.

Table 1. Summary of Mt. Kare Drill Hole Intersections Received from January 12th 2007 to April 18th 2007
Drill Hole No.	From (m)	To (m)	Intercept (m)	Gold (g/t)	Silver (g/t)
MK07-90 Including	88.0 88.0	162.0 116.0	74.0 28.0	1.59 2.53	11.52 15.58
MK07-91	1.7 278.0	5.0 283.0	3.3 5.0	2.41 5.40	13.87 138.08
MK07-92 Including	205.4 214.0	227.9 227.9	22.5 13.9	3.34 4.95	5.06 6.83
MK07-93	190.0	204.0	14.0	0.71	4.26
MK07-94 Including	54.3 65.1	108.1 73.5	53.8 8.4	1.20 4.44	39.25 32.66
MK07-95	145.0	153.0	8.0	0.69	17.60
MK07-96 Including	128.0 130.0	161.0 136.0	33.0 6.0	1.76 3.35	10.31 10.87
MK07-97 Including	22.0 130.0 219.0 225.0 228.7	28.0 133.0 246.5 236.0 231.7	6.0 3.0 27.5 11.0 3.0	2.06 2.82 5.40 12.73 43.78	15.63 40.80 31.59 72.42 56.17
MK07-98 Including	237.0 245.0	254.0 254.0	17.0 9.0	1.19 1.46	4.79 4.28
MK07-99 Including	143.0 170.8 177.0	144.0 188.0 181.0	1.0 17.2 4.0	5.63 0.95 2.29	64.90 13.43 35.08
MK07-100	No significant intersections
MK07-101 Including Including	165.0 219.0 234.0	246.0 244.0 244.0	81.0 25.0 10.0	1.26 2.37 4.85	4.68 9.46 21.12
MK07-102	99.5 102.5	105.5 104.0	6.0 1.5	55.95 222.0	105.68 385.0
MK07-103	No significant intersections

All samples were analysed for gold by PT Intertek Utama Services in Jakarta, part of an internationally recognized lab testing group with ISO 17025 accreditation at the Jakarta facility.   Samples were analysed using a 50g fire assay with AA finish for gold and an aqua regia digestion, ICP-OES finish for silver.

“We continue to be encouraged by the results at Mt. Kare,” commented Buffalo Chairman and CEO Damien Reynolds.  “Based on results of our recent aeromagnetic survey and drilling we have applied for additional exploration licenses in the area.”

Mr. Brian McEwen, P.Geol., President and COO of Buffalo is the qualified person for the Mt. Kare project and has approved the contents of this news release.

Buffalo Gold Ltd., head-quartered in Vancouver, Canada is actively engaged in exploring and developing gold, uranium and nickel properties in Australasia. Management is dedicated to maximizing shareholder value through growth strategies that emphasize careful opportunity assessment and vigilant project management.

To find out more about Buffalo Gold Ltd. (TSX-V: BUF.U), please visit the company website at www.buffalogold.ca.

On behalf of the Board of Directors of

BUFFALO GOLD LTD.

     “Damien Reynolds”

Damien Reynolds,

Chair of the Board of Directors

and Chief Executive Officer

For further information please contact:

Julie Hajduk, Investor Relations

E-mail: julie@buffalogold.ca

Phone: 604.685.5492 or T.F. 1.888.685.5492

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ACCURACY OF THIS PRESS RELEASE

Cautionary Note to U.S. Investors – The United States Securities and Exchange Commission (“SEC”) permits mining companies in filings with the SEC to disclose only those mineral deposits that a company can economically and legally extract or produce. The Company uses certain terms in this news release, such as “inferred resource”, that the SEC guidelines strictly prohibit from including in filings with the SEC. U.S. investors are urged to consider closely the disclosure contained in the Company’s Form 20-F Registration Statement, File No. 000- 30150. The Company’s filings are available on the SEC’s website at http://www.sec.gov/edgar.shtml.

Form 51-102F3

MATERIAL CHANGE REPORT

Item 1

Name and Address of Company

Buffalo Gold Ltd. ("Buffalo" or the “Company”)

24th Floor, 1111 West Georgia Street

Vancouver, BC  V6E 4M3

Item 2

Date of Material Change

May 1, 2007

Item 3

News Release

A press release was issued on May 1, 2007, at Vancouver, B.C.

Item 4

Summary of Material Change

1.

Buffalo reports additional gold intersections at Mt. Kare; and

2.

applies for further exploration Licenses.

Item 5

Full Description of Material Change

See Schedule “A” attached

Item 6

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7

Omitted Information

Not applicable.

Item 8

Executive Officer

Damien Reynolds, Chairman of the Board at (604) 685-5492.

Item 9

Date of Report

May 1, 2007

BUFFALO GOLD LTD.

Per:  Damien Reynolds

_______________________

Damien Reynolds,

Chairman of the Board of Directors

Schedule “A”

Vancouver, B.C., May 1, 2007 – Buffalo Gold Ltd. (TSX-V: BUF.U; OTC-BB: BYBUF; FWB: B4K) is pleased to report assay results from its drill program at the Mt. Kare gold project, including:

●

22.5 metres of 3.34 g/t gold in hole MK07-92

▪

Including 13.9 metres of 4.95 g/t gold

●

27.5 metres of 5.40 g/t gold in hole MK07-97

▪

Including 11.0 metres of 12.73 g/t gold

●

6.0 metres of 55.95 g/t gold in hole MK07-103

▪

Including 1.5 metres of 222 g/t gold

So far this year Buffalo has drilled 4711 metres in nineteen holes, as part of the $11.4 million on-going exploration program at Mt. Kare to test objectives both in the vicinity of known mineralization and at existing targets.  Significant results received to date are summarized below in Table 1.

Hole MK07-90 targeted an untested area of the Southern Western Roscoelite Zone (SWRZ) and intersected 1.59 g/t gold reported over 74 metres including 28 metres of 2.53 g/t gold starting at a depth of 88 metres.   On the eastern flank of the SWRZ, holes MK07-91 and MK07-97 encountered mainly patchy mineralization near surface but significant intersections of gold occurred at depth, most notably 27.5 metres of 5.40 g/t gold including 11 metres of 12.73 g/t gold, starting at 219 metres depth.    MK07-96 also tested the eastern flank of the SWRZ and intersected significant mineralization below 123 m, including 33.0 metres of 1.76 g/t gold.  This hole was abandoned at 208 metres due to problems with the drill.   Hole MK07-99 was an infill hole drilled in the southern portion of the SWRZ.  Mineralization was encountered in this hole, including 17.2 metres of 0.95 g/t gold.

MK06-92 is an infill hole in the southern Central Zone that intersected 22.5 metres of 3.34 g/t gold at a starting depth of just over 200 metres.  The hole was stopped prematurely due to problems with the drill rig.  MK07-95 lies to the east and was drilled to test the eastern extension of historical hole MK00-239.

Additional infill drilling in the Northern Western Roscoelite Zone (NWRZ) included holes MK07-93, aimed at the down-dip extension of the NWRZ, and MK07-94 that intersected 53.9 metres of 1.20 g/t gold at a shallow depth of 54 metres.   The eastern extension of the NWRZ was tested in hole MK07-98, down-dip from MK06-73.  Mineralization was encountered at depth, including 17 metres of 1.19 g/t gold at 237 metres.  Hole MK07-100 was drilled to test for a possible northern extension of the NWRZ at depth but no significant intersections were returned.

A possible down-plunge extension of the Black Zone towards the C9 Zone was tested in hole MK07-101.   Below 170 metres the hole intersected a sequence of strongly mineralized zones of brecciated intrusive and sandstone hosted semi massive to massive pyrite veining/disseminations, rare chalcopyrite-sphalerite-galena and antimony sulphide veins and fractures.   Analysis of the hole returned 81 metres of 1.26 g/t gold and 4.68 g/t silver including 10 metres of 4.85 g/t gold and 21.12 g/t silver.   Hole MK07-102 was testing the same area and encountered very high grade gold at approximately 100 metres depth, returning a 6 metre intersection of 55.95 g/t gold and 105.68 g/t silver, including 1.5 metres of 222.0 g/t gold and 385 g/t silver.

Table 1. Summary of Mt. Kare Drill Hole Intersections Received from January 12th 2007 to April 18th 2007
Drill Hole No.	From (m)	To (m)	Intercept (m)	Gold (g/t)	Silver (g/t)
MK07-90 Including	88.0 88.0	162.0 116.0	74.0 28.0	1.59 2.53	11.52 15.58
MK07-91	1.7 278.0	5.0 283.0	3.3 5.0	2.41 5.40	13.87 138.08
MK07-92 Including	205.4 214.0	227.9 227.9	22.5 13.9	3.34 4.95	5.06 6.83
MK07-93	190.0	204.0	14.0	0.71	4.26
MK07-94 Including	54.3 65.1	108.1 73.5	53.8 8.4	1.20 4.44	39.25 32.66
MK07-95	145.0	153.0	8.0	0.69	17.60
MK07-96 Including	128.0 130.0	161.0 136.0	33.0 6.0	1.76 3.35	10.31 10.87
MK07-97 Including	22.0 130.0 219.0 225.0 228.7	28.0 133.0 246.5 236.0 231.7	6.0 3.0 27.5 11.0 3.0	2.06 2.82 5.40 12.73 43.78	15.63 40.80 31.59 72.42 56.17
MK07-98 Including	237.0 245.0	254.0 254.0	17.0 9.0	1.19 1.46	4.79 4.28
MK07-99 Including	143.0 170.8 177.0	144.0 188.0 181.0	1.0 17.2 4.0	5.63 0.95 2.29	64.90 13.43 35.08
MK07-100	No significant intersections
MK07-101 Including Including	165.0 219.0 234.0	246.0 244.0 244.0	81.0 25.0 10.0	1.26 2.37 4.85	4.68 9.46 21.12
MK07-102	99.5 102.5	105.5 104.0	6.0 1.5	55.95 222.0	105.68 385.0
MK07-103	No significant intersections

All samples were analysed for gold by PT Intertek Utama Services in Jakarta, part of an internationally recognized lab testing group with ISO 17025 accreditation at the Jakarta facility.   Samples were analysed using a 50g fire assay with AA finish for gold and an aqua regia digestion, ICP-OES finish for silver.

“We continue to be encouraged by the results at Mt. Kare,” commented Buffalo Chairman and CEO Damien Reynolds.  “Based on results of our recent aeromagnetic survey and drilling we have applied for additional exploration licenses in the area.”

Mr. Brian McEwen, P.Geol., President and COO of Buffalo is the qualified person for the Mt. Kare project and has approved the contents of this news release.

Buffalo Gold Ltd., head-quartered in Vancouver, Canada is actively engaged in exploring and developing gold, uranium and nickel properties in Australasia. Management is dedicated to maximizing shareholder value through growth strategies that emphasize careful opportunity assessment and vigilant project management.